

10026460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

330 West 38th Street, Suite 238
 (No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ying Cui, CEO (212) 343-8888
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
 (Name – *if individual, state last, first, middle name*)

110 Wall Street	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Ying Cui, CEO_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Univest Securities, Inc_____, as of _____December 31_____, 20 _10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ Signature

CEO
_____
Title

23 Feb 10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Univest Securities, Inc

I have audited the accompanying statement of financial condition of Univest Securities, Inc. as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 21, 2010

Univest Securities, Inc.

Statement of Financial Condition

December 31, 2009

Assets

Cash	$ 744,040
Receivables	31,811
Investments	277,291
Current assets	1,053,142
Fixed assets, net of depreciation	185,904
Security deposits	9,856
	195,760
Total assets	1,248,902

Liabilities and stockholders' equity

Accounts payable and accrued expenses	30,993
Securities sold, not yet purchased at market value	6,800
Other payable	91,966
Current liabilities	129,759
Total stockholders' equity	1,119,143
Total liabilities & stockholders' equity	$ 1,248,902

See accompanying notes to financial statements.

Univest Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2009

Revenues

Commissions and service income	$	595,445
Net trading income		167,673
Other income		167,604
Total Revenues		930,722

Expenses

Payroll and brokerage fees	481,374
Rents	26,076
Depreciation	12,274
Office and supplies	249,816
Total Expenses	769,540

Income before provision for corporate income taxes	161,182
Provision for corporate income taxes	11,500
Net Income	$ 149,682

Univest Securities, Inc

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder Equity
	Shares	Amount			
Balance, January 1, 2009	200	$232,500	$ 578,949	$ 158,012	$969,461
Net income				149,682	149,682
Balance, December 31, 2009	200	$232,500	$ 578,949	$ 307,694	$1,119,143

Univest Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 149,682
Add back: depreciation	12,274
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Receivables	4,782
Investments	189,234
Other assets	(3,703)
Increase (decrease) in operating liabilities:	
Securities short	(4,220)
Other payables	834
Accounts payable	2,604
Net cash provided by operating activities	351,487
Cash and equivalents, beginning of year	404,727
Cash and equivalents, end of year	$ 756,214
Supplemental disclosure:	
Income taxes paid	$ 11,500

See accompanying notes to financial statements.

Univest Securities, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2009

1. Significant Accounting Policies

Univest Securities, Inc. (the Company) was organized in the State of New York in November, 1993. The Company is an introducing broker-dealer registered with FINRA. Business is transacted through accounts of clearing organizations on a fully disclosed basis.

The Company prepares its financial statements on the accrual basis of accounting. Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Investments

At December 31, 2009 the Company had balances in brokerage market accounts of $ 277,291

3. Deposits with Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Ridge Clearing.

A cash deposit is held by Ridge Clearing to indemnify the carrying broker against the failure of the Company's customers to perform their obligations with respect to their accounts.

4. Other Assets

Other assets consist of security deposits of 9,856.

5. Stockholders' Equity

The Company has issued 200 shares of no par voting common stock which are outstanding as of December 31, 2009.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company was in compliance with these regulations.

7. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2009, the Company was in compliance with this program.

8. Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. There are no federal taxes due. However, the Company is liable for New York State minimum tax and New York City income tax.

9. Lease Obligations

The Company's office lease expires in 2012. The Company has signed a new lease with monthly payments of $4,700 month.

10. Pension Plan.

The Company has a Savings Incentive Match Plans for Employees (SIMPLE). The plan has been effect since 1997 and has no outstanding liabilities.

Univest Securities, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2009

Schedule 1

Total Assets	$ 1,248,902
Less Liabilities	129,759
Total ownership equity	1,119,143
Less: Unallowable assets	195,760
Net Capital before Haircuts on Securities Positions	923,383
Less: Haircuts	(44,985)
Net Capital	878,398
Minimum Net Capital required	(100,000)
Excess net capital	778,398
Aggregate indebtedness	129,759
Net Capital	$ 878,398
Ratio AI to NC	15%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported
on Univest Securities, Inc's FOCUS report - Part IIA as of December 31, 2009.

Univest Securities, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company does not effect transactions for anyone defined as a customer under

Rule 15c3-3. Accordingly, there are no items to report under the requirements of this

Rule.

Univest Securities, Inc.

SIPC Supplemental Report

For the Year Ended December 31, 2009

SIPC Net Operating Revenue	930,722
General assessment (.0025)	2,327
Less Previously Paid	(437)
Assessment balance due	1,890

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
     Univest Securities, Inc

In planning and performing my audit of the financial statements of Univest Securities, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 21, 2010

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Univest Securities, Inc.

Index to Financial Statements

December 31, 2009

Annual Audit Report Form X-17A-5

Independent Auditor's Report

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder Equity

Statement of Cash Flows

Notes to Financial Statements including Patriot
   Act Compliance

Computation of Net Capital for Brokers and Dealers
   Pursuant to Rule 15c 3-1

Computation for Determination of the Reserve Requirements
   For Brokers and Dealers Pursuant to Rule 15c 3-3

SIPC Supplemental Report

Independent Auditor's Report on Internal
   Control Structure Required by SEC Rule 17a-5